UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CRANE CO.
100 First Stamford Place
Stamford, Connecticut 06902

INDEX TO FORM 11-K

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2019 and 2018	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3

Notes to Financial Statements as of and for the Years Ended December 31, 2019 and 2018	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	11

SIGNATURES	12

EXHIBIT:

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Amended and Restated Crane Co. Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 23, 2020

We have served as the auditor of the Plan since at least 1986; however, an earlier year could not be reliably determined.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2019 AND 2018

	2019	2018
ASSETS

INVESTMENTS, AT FAIR VALUE:
Participant-directed investments	$1,064,732,603	$901,076,853

RECEIVABLES:
Company contributions	747,151	741,697
Participant contributions	1,022,883	1,021,182
Notes receivable from participants	15,673,285	15,813,710
Total receivables	17,443,319	17,576,589
ASSETS AVAILABLE FOR BENEFITS	$1,082,175,922	$918,653,442
See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
ADDITIONS:
Contributions:
Participant	$35,612,576	$32,322,835
Company	23,263,718	21,048,682
Rollover	2,679,547	4,754,119
Total contributions	61,555,841	58,125,636
Investment income:
Interest income	3,021,699	2,216,993
Dividends	15,338,028	19,132,825
Net appreciation (depreciation) in fair value of investments	166,076,899	(75,227,762)
Net investment income (loss)	184,436,626	(53,877,944)
Interest income on notes receivable from participants	975,679	844,317
Other additions	148,386	29,371
Total additions	247,116,532	5,121,380
DEDUCTIONS:
Benefits paid to participants	(82,678,330)	(78,070,628)
Administrative and other expenses	(915,722)	(904,877)
Total deductions	(83,594,052)	(78,975,505)

INCREASE (DECREASE) IN NET ASSETS BEFORE PLAN TRANSFERS	163,522,480	(73,854,125)

Transfers due to a plan merger (see Note 1)	—	163,219,394

INCREASE IN NET ASSETS	163,522,480	89,365,269

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	918,653,442	829,288,173
End of year	$1,082,175,922	$918,653,442
See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	DESCRIPTION OF THE PLAN
The following description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General — The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee and recordkeeper of the Plan. Since the Plan offers a Crane Co. Stock Fund as an investment option, the Plan also operates as an Employee Stock Ownership Plan.
On January 10, 2018, the Company acquired Crane & Co. Currency, Inc ("Crane Currency"). As a result of the transaction, the Crane Companies Retirement Savings Plan was legally merged into the Plan effective April 1, 2018, at which time the employees of  Crane Currency began participating in the Plan. During the year ended December 31, 2018, Crane Companies Retirement Savings Plan's net assets available for benefits totaling $156,131,274 were transferred to the Plan.

On April 28, 2017, the Company acquired Westlock Controls. As a result of the transaction, the Pentair Inc. Retirement Savings and Stock Incentive Plan participants became eligible to participate in the Plan effective January 1, 2018. During the year ended December 31, 2018, Pentair Inc. Retirement Savings and Stock Incentive Plan's net assets available for benefits totaling $7,088,120 were transferred to the Plan.
Plan Amendments — The Plan was adopted and established on January 1, 1985 and was most recently restated effective January 1, 2019.  The restated plan includes the following significant amendments:
As of April 1, 2018, the Crane Companies Retirement Savings Plan was legally merged into the Plan effective April 1, 2018 at which time the employees began participating in the Plan. See the General section above for further information.
Effective January 1, 2019, the Plan permits union employees to participate if the applicable collective bargaining agreement (“CBA”) between the Company and the union expressly provides for such participation. Union employees at the Company’s Barksdale location began participating in the Plan on January 1, 2019, pursuant to the CBA ratified between the Company and the union in 2018.

Administration of the Plan — The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the plan administrator and is the named fiduciary within the meaning of ERISA.
Participation — Subject to certain conditions, U.S. employees of the Company are eligible to participate in the Plan. New or rehired employees are automatically enrolled in the Plan, unless the employee affirmatively opts out of participation, at a pre-tax deferral rate of 3% of the employee’s eligible compensation. An employee who is automatically enrolled may affirmatively elect a different rate or to make all or a portion of his or her deferrals on an after-tax basis. Automatic contributions are invested in the Vanguard Target Retirement Fund option with a target retirement date closest to the year when the participant will reach age 65, unless the participant affirmatively elects to invest his or her deferrals into one or more of the other Plan investment fund options. Temporary employees may become eligible to participate upon completing six months of service, regardless of the number of hours of service completed.
Contributions and Funding Policy — Participants may elect to contribute to the Plan from one to 75% of their pre-tax annual compensation, an after-tax basis, a Roth 401(k) after-tax basis, or a combination of these three, as defined by the Plan. The contribution limit for highly compensated employees, defined as those whose annual earnings equal at least $125,000 and $120,000 in 2019 and 2018, respectively, is limited to 10%. Those participants who meet the eligibility requirements may contribute additional amounts (age 50 catch-up); these additional contributions are ineligible for a Company matching contribution. Contributions are invested in funds selected by the participant. Contributions are subject to certain Code limitations.
The Company contributes on a matching basis 50% of the first 6% of each participant’s pre-tax or Roth contributions.
In accordance with the Code, participant pretax contributions could not exceed $19,000 and $18,500 in 2019 and 2018, respectively. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.
In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provided a 3% non-matching Company contribution to eligible participants.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Rollover Contributions — Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances of employees transferred from other non-company qualified plans.
Investments — Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers registered investment companies (including a money market fund), collective trust funds (including a stable value fund) and a Crane Co. Stock Fund as investment options for participants.
Effective January 1, 2016, a participant will not be able to invest more than 20% of his or her total plan account balance in the Crane Co. Stock Fund investment option. Balances in the Crane Co. Stock Fund exceeding 20% were grandfathered, but the participant may not be able to contribute to or transfer money from other Plan investments to the Crane Co. Stock Fund while the fund balance exceeds the 20% limit.
Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals, Plan losses and certain administrative fees (see Note 2). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participant contributions plus actual earnings, thereon, are immediately vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%
Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age 65.
Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represent a forfeiture. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $291,785 and $167,543, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $1,145,540 and $1,359,578 from forfeited non-vested accounts during the years ended December 31, 2019 and 2018, respectively.
Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a distribution in the form of a lump sum, installment or partial payment equal to all or a portion of the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by an assignment of the participant’s vested interest in the Plan, and bear interest at the prevailing prime lending rate as of the date the loan is made, plus 2%. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Participants may not have more than two loans outstanding at any time. As of December 31, 2019, participant loans have maturities through 2037 at interest rates ranging from 3.25% to 10.0%, which includes loans that were transferred from the Company's acquisitions that maintained their historical provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.
Basis of Accounting — The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment companies (including a money market fund), collective trust funds (including a stable value fund) and a Crane Co. Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in March 2020, the values of investment securities have declined significantly. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan.  The extent of the adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 Statement of Net Assets Available for Benefits cannot be predicted at this time.
Concentration of Investments — Included in investments at December 31, 2019 and 2018, are shares of the Crane Co. common stock amounting to $79,602,301 and $72,766,517, respectively. This investment represents 7% and 8% of total investments at December 31, 2019 and 2018, respectively. A significant decline in the market value of the Company's stock would significantly affect the net assets available for benefits.
Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Investment Transactions and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the plan document.
Administrative Expenses — Plan administrative expenses are paid out of the Plan assets or by the Company in compliance with the terms of the plan document and ERISA guidance. Participants pay administrative costs for loans, withdrawals, beneficiary determination, withdrawals, and hardship distributions, as well as qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Plan also has a revenue-sharing agreement with non-Vanguard investments whereby certain investment managers return a portion of the investment fees to the recordkeeper and credited on a quarterly basis to the participants who are invested in those funds. There were no unallocated amounts related to the revenue sharing agreements at December 31, 2019 or 2018. Personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2019 and 2018.
New Accounting Standards Not Yet Effective —
In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement , which amends certain disclosure requirements of ASC 820, Fair Value Measurements and Disclosures. ASU 2018-13 removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. ASU 2018-13 also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date.The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact on the Plan’s financial statements. The Plan has elected not to early adopt.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
Following is a description of the valuation methodologies used for assets measured at fair value:
Investments in registered investment companies: Valued at the daily closing price as reported by the fund based on quoted market prices from active markets and categorized as Level 1.
Money Market Fund: Short-term money market accounts are categorized as Level 1. They are valued at amortized cost, which approximates fair value.
Crane Co. Stock Fund: A separately managed account that is a valued daily and based on the underlying stock's closing price on its primary exchange. The fund owns the underlying securities of the separately managed account and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes. Crane Co's common stock is categorized as Level 1.
Collective Trust Funds: Valued at the net asset value ("NAV") of shares of a bank collective trust held by the Plan at year-end. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
Stable Value Funds - The stable value funds are each composed primarily of fully benefit-responsive investment contracts and are valued at the NAV of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (issuances and redemptions) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2019 and 2018.

	Fair Value Measurements as of December 31, 2019 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$398,169,024	$—	$—	$398,169,024
International stock funds	78,445,709	—	—	78,445,709
Bond funds:
U.S. Government and agency obligations	43,260,877	—	—	43,260,877
Corporate bonds	17,568,540	—	—	17,568,540
Sovereign bonds	2,641,886	—	—	2,641,886
Asset-backed/Commercial mortgage-backed securities	1,717,226	—	—	1,717,226
Other	858,613	—	—	858,613
Money market fund	291,785	—	—	291,785
Crane Co. Stock Fund	79,602,301	—	—	79,602,301
Total	$622,555,961	$—	$—	$622,555,961
Investments measured at NAV				442,176,642
Total investments				$1,064,732,603

	Fair Value Measurements as of December 31, 2018 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$332,455,286	$—	$—	$332,455,286
International stock funds	64,056,234	—	—	64,056,234
Balanced funds	33	—	—	33
Bond funds:
U.S. Government and agency obligations	35,723,523	—	—	35,723,523
Corporate bonds	14,409,949	—	—	14,409,949
Sovereign bonds	2,465,581	—	—	2,465,581
Asset-backed/Commercial mortgage-backed securities	1,424,558	—	—	1,424,558
Other	767,070	—	—	767,070
Money market fund	167,164	—	—	167,164
Crane Co. Stock Fund	72,766,517	—	—	72,766,517
Total	$524,235,915	$—	$—	$524,235,915
Investments measured at NAV				376,840,938
Total investments				$901,076,853
Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2019 and 2018, there were no transfers between levels.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

4.	STABLE VALUE FUNDS
The Vanguard Retirement Savings Trust III is a collective trust fund sponsored by Vanguard, the Morley Stable Value 20-II is a collective trust fund sponsored by Principal Global Investors Trust Company (terminated in 2019) and the Fidelity Managed Income Portfolio II is a collective trust fund sponsored by Fidelity Management Trust Company (terminated in 2019) (collectively, the “Funds”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid. It is the policy of the Funds to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the Funds will be able to maintain this value.

5.	NET ASSET VALUE PER SHARE
The following tables set forth a summary of the Plan’s investments whose values were estimated using a reported NAV at December 31, 2019 and 2018.

	Fair Value Estimated Using NAV as of December 31, 2019
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$128,335,960	None	Immediate	see Note 4	None
Target date retirement collective trust funds	$313,840,682	None	Immediate	see Note 4	None

	Fair Value Estimated Using NAV as of December 31, 2018
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$102,081,891	None	Immediate	see Note 4	None
Morley Stable Value 20-II	$19,898,304	None	Immediate	see Note 4	Within 12 months
Fidelity Managed Income Portfolio II Cl 4	$1,130,665	None	Immediate	see Note 4	12 months
Target date retirement collective trust funds	$253,730,078	None	Immediate	see Note 4	None

*	The fair values of the investments have been estimated using the NAV of the investment

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of Crane Co. common stock and registered investment companies managed by Vanguard. Crane Co. is the Plan sponsor and Vanguard is a trustee as defined by the Plan (see Note 1), and, therefore, these transactions qualify as exempt party-in-interest transactions. Balances of these funds as of December 31, 2019 and 2018 were $881,392,983 and $726,366,316, respectively. These funds had net investment income (loss) of $142,393,939 and $(46,139,966) for the years ended December 31, 2019 and 2018, respectively. Fees incurred for investment management services, if any, were paid by the Plan as a reduction in the return on investment.
As of December 31, 2019 and 2018, the Plan held 921,536 and 1,008,126 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $42,198,413 and $45,706,899, respectively, and fair value of $79,602,301 and $72,766,517, respectively. During the year ended December 31, 2019 and 2018, the Plan recorded investment income (loss) of $15,538,689 and $(15,483,590), respectively, related to its investment in the common stock of Crane Co.
Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan.

7.	PLAN TERMINATION
The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code,

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) Vanguard to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

8.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated July 20, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan had been amended since the effective date of the determination letter and a request for an updated determination of the Plan’s qualified status is currently pending with the IRS. The Company and the Plan Administrator believe that the Plan was designed and was being operated in compliance with the applicable requirements of the Code and the Plan and related trust continued to be tax-exempt.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits and changes in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Statements of Assets Available for Benefits:
Assets available for benefits per the financial statements	$1,082,175,922	$918,653,442
Deemed distributions	(232,498)	(259,488)
Net Assets per the Form 5500, at fair value	$1,081,943,424	$918,393,954

	2019	2018
Statements of Changes in Assets Available for Benefits:
Increase in assets available for benefits before Plan transfers per the financial statements	$163,522,480	$(73,854,125)
Deemed distributions	26,990	(48,873)
Net income per Form 5500	$163,549,470	$(73,902,998)

10.	SUBSEQUENT EVENTS
On December 31, 2019, the Company acquired Cummins-Allison Corp. (“Cummins-Allison”). As a result of the acquisition, the Cummins-Allison employees became eligible to participate in the Plan effective April 1, 2020.  It is expected that the Cummins-Allison 401(k) plan will merge into the Plan on or around July 2020.

On January 31, 2020, the Company acquired CIRCOR International, Inc.’s Instrumentation & Sampling Business (“I&S”). As a result of the acquisition, I&S employees were no longer eligible to participate in the CIRCOR 401(k) plan and became eligible to participate in the Plan effective February 1, 2020. The participant account balances underlying the accounts of the I&S employees are expected to be transferred from the CIRCOR 401(k) plan to the Plan on or around July 2020.

Subsequent to year end, COVID-19 has negatively impacted the financial markets and global economy and is still on-going. The magnitude of impact in the financial markets is highly uncertain and cannot be predicted. The effect of this impact has not been reflected in these financial statements and may adversely affect the Plan’s net assets available for benefits, including the Crane Co. Stock Fund investment option under the Plan. The related financial impact and duration cannot be reasonably estimated at this time.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The CARES Act provides temporary relief for retirement plan sponsors and participants with respect to employer contributions, distributions and participant loans. At this time, the Company has implemented certain provisions of the CARES Act immediately and is evaluating whether additional changes authorized by the CARES Act may be appropriate. While the future impact of any changes in the Plan’s administration or operation under the CARES Act is uncertain, the Company does not reasonably anticipate that such changes will have a material adverse effect on the Plan or the Company’s ability to maintain the Plan.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EMPLOYER ID NO: 13-1952290
PLAN ID NO: 038
December 31, 2019

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	American Funds EuroPacific Growth Fund; Class R-6	Registered Investment Company	**	$25,034,397
	Carillon Eagle Mid Cap Growth Fund; Class R6	Registered Investment Company	**	23,073,929
	JP Morgan Mid Cap Value Fund; Class L	Registered Investment Company	**	27,002,034
	PIMCO Total Return Fund; Institutional Class	Registered Investment Company	**	15,569,204
	TRP Blue Chip Growth Fund, Retail Class	Registered Investment Company	**	92,660,055
*	Vanguard Equity Income Fund Admiral Shares	Registered Investment Company	**	65,473,145
*	Vanguard Federal Money Market Fund	Registered Investment Company	**	291,785
*	Vanguard Institutional Index Fund Instl Plus Shares	Registered Investment Company	**	113,822,681
*	Vanguard Mid-Cap Index Fund Institutional Shares	Registered Investment Company	**	26,909,421
*	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company	**	33,658,556
*	Vanguard Total Bond Market Index Fund: Inst'l Shr	Registered Investment Company	**	66,047,142
*	Vanguard Total International Stock Index Fund: Inst'l Shr	Registered Investment Company	**	53,411,311
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	128,335,960
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	**	17,351,833
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	47,964,868
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	69,368,855
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	47,530,850
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	41,282,475
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	25,253,176
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	21,854,243
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	19,114,884
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	9,409,187
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	4,024,503
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	**	880,934
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	9,804,874
*	Crane Co. Stock Fund	Company Stock Fund	**	79,602,301
	Loan Fund	Participant Loans (Loans have interest rates ranging from 3.25% - 10.0% and mature in 2020 through 2037)	***	15,673,285
				$1,080,405,888

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Represents total loans outstanding, net of $232,498 of deemed distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Richard A. Maue
Richard A. Maue
On behalf of the Committee
Stamford, CT
June 23, 2020